TERMS FOR PRIVATE PLACEMENT OF SERIES A-1 PREFERRED STOCK OF VOATZ, INC. UNDER REGULATION CROWFUNDING

October 11, 2021

The following is a summary of the principal terms with respect to the proposed sale of Series A-1 Preferred Stock of Voatz, Inc., a Delaware corporation (the "***Company***") under Regulation Crowdfunding. Such summary of proposed terms does not constitute a legally binding obligation or commitment of any kind of the part of any party. Any legally binding obligation will only be made pursuant to definitive agreements to be negotiated and executed by the parties. This is not an offer for the sale of securities or a solicitation of an offer to purchase securities.

Offering Terms

Type of Security:	Shares of Series A-1 Preferred Stock of the Company (the "***Series A-1 Preferred***").
Aggregate Proceeds:	Up to $4,999,993.68 in the aggregate.
Purchasers:	Accredited and non-accredited U.S.-based investors who meet the investor requirements set forth in 17 CFR Part 227 of the Securities Act of 1933 (the "***Purchasers***").
Price Per Share:	$7.2265
Liquidation Preference:	*Non-participating Preferred Stock.* In the event of a Liquidation Event, holders of the Series A-1 Preferred, the Company's Series A Preferred Stock and the Company's Series Seed Preferred Stock (collectively, the "***Preferred Stock***") will be entitled to receive, on a *pari passu* basis and in preference to the holders of the Company's common stock (the "***Common Stock***"), an amount per share equal to the original purchase price for such share of Preferred Stock, plus declared and unpaid dividends, if any. Thereafter, the remaining proceeds will be distributed ratably to the holders of Common Stock. A "***Liquidation Event***" shall include a merger, reorganization, sale of all or substantially all assets or similar transaction, unless waived by a majority of the Preferred Stock.
Non-Redeemable:	The Series A-1 Preferred shall not be redeemable.
Conversion:	The Series A-1 Preferred shall initially be convertible on a one-to-one basis to Common Stock (subject to proportional adjustments for stock splits, stock dividends and as described below in "Anti-dilution Provisions") at any time at the option of the holder.
Dividends	Dividends will be paid on the Preferred Stock on an as-converted basis when, as, and if paid on the Common Stock.
Anti-dilution Provisions	The conversion price of the Preferred Stock shall be subject to broad-based weighted average anti-dilution protection, subject to customary exceptions.

Protective Provisions:	As long as at least 909,653 shares of Preferred Stock remain outstanding, the Company will not, without the written consent of a majority of the Preferred Stock, either directly or by amendment, merger, consolidation, or otherwise (i) create or authorize the creation of any other security convertible into or exercisable for any equity security, having rights, preferences or privileges senior to the Series A-1 Preferred, (ii) purchase or redeem or pay any dividend on any capital stock other than stock repurchased from former employees or consultants in connection with the cessation of their employment/services, at the lower of fair market value or cost, (iii) liquidate, dissolve or wind-up the affairs of the Company, or effect any Liquidation Event, (iv) increase or decrease the number of authorized shares of Series Seed Preferred Stock, Series A Preferred Stock or Series A-1 Preferred, (v) amend, alter, or repeal any provision of the Certificate of Incorporation or Bylaws in a manner adverse to the Preferred Stock.
Mandatory Conversion:	Each share of Series A-1 Preferred will automatically be converted into Common Stock in the event of the closing of an underwritten public offering or upon the written consent of the holders a majority of the Preferred Stock.
Representations & Warranties	Standard representations and warranties by the Company.
Drag Along	Holders of Preferred Stock and the founders of the Company who are currently employed by the Company (the "***Founders***") shall be required to enter into an agreement that provides that such stockholders will vote their shares in favor of a Liquidation Event or a transaction in which 50% or more of the voting power of the Company is transferred, if such Liquidation Event or transaction is approved by the Board of Directors.